Exhibit 99.1

SXC HEALTH SOLUTIONS RECEIVES 2007 RX BENEFIT INNOVATION AWARD
- The Pharmacy Benefit Management Institute Recognizes SXC’s Innovative Efforts to Deliver Real-time, Consumer-Centric Benefit Management Tools -

Lombard, Illinois, February 22, 2007, SXC Health Solutions, Inc. (NASDAQ: SXCI; TSX: SXC) (“SXC” or the “Company”), announced today that the Pharmacy Benefit Management Institute (“PBMI”) has awarded the Company their 2007 Rx Benefit Innovation Award. SXC received the award for RxPORTAL™, its pharmacy benefit management tool that enables drug benefit plan sponsors to engage plan members in understanding drug costs and choosing lower-cost, clinically-appropriate alternatives.

Analysis of trial adjudications submitted through SXC’s RxPORTAL indicated that nearly 40% of consumers who used the tool to investigate more cost-effective drug alternatives made the decision to use a lower cost product. These consumers realized an average savings of $41.80 per prescription. RxPORTAL’s trial adjudication functionality is one of a wide range of innovative solutions SXC offers plan sponsors to increase the use of cost-effective drugs—saving money for both the plan sponsor and plan participants.

"We are very proud that PBMI has chosen SXC for this prestigious award and view it as further validation of the importance of our business model,” said Mark A. Thierer, President and Chief Operating Officer, SXC Health Solutions. “We arm our clients and their members with the tools required to take an active role in their healthcare decision-making, to compare product and service alternatives, and to save money. We are building our business and revolutionizing the pharmaceutical services and PBM industry by providing the pharmacy benefit services that our customers need to achieve their operational objectives and to lead industry trends, such as the movement towards more self-directed healthcare.”

“RxPORTAL improves the value of the drug benefit by empowering consumers,” said Dana H. Felthouse, MBA, president of PBMI. “This exciting technology illustrates SXC’s commitment to helping consumers make informed decisions about prescription drug purchases, which helps both consumers and plan sponsors save money.”

Reflecting SXC’s commitment to lowering its clients' prescription drug expenditures, RxPORTAL™ improves the delivery of benefits by giving plan participants access to up-to-the-minute plan-specific information to make educated, cost-effective decisions. This enhancement to the Company’s extensive PBM tool set enables plan participants to run real-time trial adjudications to compare the cost impact of prescription drug alternatives, based on their own benefit design. Plan participants also can access quality and safety information on their prescription alternatives and identify the nearest pharmacy offering the best price.

With billions of dollars in brand pharmaceuticals coming off patent, RxPORTAL’s trial adjudication feature helps members assess the savings of moving from a brand drug to a newly released generic, encouraging a quick move to the lower cost generic product. This enables both plan sponsors and plan participants to benefit from the savings quickly without compromising therapy or simply shifting cost to plan participants.

About Pharmacy Benefit Management Institute
PBMI provides research, education, and publication services to help health care benefit executives work with pharmacy benefit managers (PBMs) and other pharmacy professionals to design prescription drug benefit programs. PBMI provides a forum for health care purchasers to exchange ideas, advance best practices, and drive marketplace changes that improve pharmacy benefits and control costs.

About SXC Health Solutions
SXC Health Solutions, Inc. (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lombard, Illinois with other facilities in Scottsdale, Arizona; Warminster, Pennsylvania; Atlanta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:

Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations - U.S.
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 559-3693	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com